FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For August 10, 2004
Commission File Number:   0-30204
                          -------

                         Internet Initiative Japan Inc.

                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
                    Form 20-F [ X ]      Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1):
                                                     ----

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7):
                                                     ----

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [   ]                No  [ X ]
     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ---------------

     THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX


Exhibit         Date                    Description of Exhibit
-------         ----                    ----------------------

   1          8/10/2004      IIJ Announces Year-Over-Year Improvement in
                             Operating and Net Income for the First Quarter of
                             Fiscal Year 2004
                             - Sustaining Bottom Line Profitability -

EXHIBIT 1
---------

      IIJ Announces Year-Over-Year Improvement in Operating and Net Income
                   for the First Quarter of Fiscal Year 2004

                      Sustaining Bottom Line Profitability

    TOKYO & NEW YORK--(BUSINESS WIRE)--Aug. 9, 2004--Internet
Initiative Japan Inc. (Nasdaq: IIJI) ("IIJ"), one of Japan's leading Internet-access and comprehensive network solutions providers, today announced its financial results for the first quarter of the fiscal year ending March 31, 2005 ("FY 2004").(1)

    Highlights of First Quarter FY2004 Results

    -- Revenues totaled JPY 8,675 million ($79.3 million), an increase of 4.0% compared to 1Q03 and a decrease of 25.3% compared to 4Q03. Value-added service ("VAS") revenue growth, including our internet virtual private networks ("VPNs") service, made up for the decrease in connectivity revenue, which has been declining due to a falling average revenue per user. System integration ("SI") revenue increased 11.9% compared to 1Q03 primarily due to the growth of our operational outsource service.

    --  Operating loss decreased significantly to JPY 100 million ($
        0.9 million) from JPY 1,206 million in 1Q03, but decreased from an operating income of JPY 350 million in 4Q03. Historically, IIJ's first quarter has the lowest sales and operating income of our fiscal year due to the seasonal nature of completing and recording revenue for system integration projects. While this quarter's revenue is consistent with that trend, a relatively high level of profitability was sustained from the two previous quarters.

    -- Adjusted EBITDA(2) was JPY 884 million ($ 8.1 million), an increase from an adjusted EBITDA loss of JPY 243 million in 1Q03 and a decrease from JPY 1,358 million in 4Q03. Adjusted EBITDA as a source of operating cash has been stable.

    -- Net income was JPY 1,434 million ($ 13.1 million), an improvement from a net loss of JPY 2,475 million in 1Q03 and net income of JPY 669 million in 4Q03. IIJ's positive net income in the past three consecutive quarters was achieved due to a substantial decrease in operating loss and the income tax benefit due to the effects of unrealized gains on certain available-for-sale securities during the quarters.

    Outlook for Second Quarter FY2004

    -- We expect positive operating income in 2Q04 to cover the 1Q04 operating loss as a result of ongoing efforts to increase financial returns throughout the Company, which efforts include increasing sales through the expansion of profitable business lines, such as VAS and SI, including internet security and mail outsourcing services, and further reducing costs, in particular our backbone costs. As a result, IIJ's annual operating and net income are expected to become positive in FY2004.

    (1)Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. For all 1Q04 results, translations of Japanese yen amounts into US dollars are solely for the convenience of readers outside of Japan and have been made at the rate of JPY 109.43 = US$1.00, the approximate exchange rate on June 30, 2004.
    (2)Please refer to the Reconciliation of Non-GAAP Financial Measures on page 6.

    Overview of 1st Quarter Financial Results and Business Outlook(3)

    "With the rapid increase in broadband, Japanese enterprises are beginning to demand reliable services capable of managing their increasingly complicated network operations, although price competition for internet connectivity services is intensifying," said Koichi Suzuki, President and CEO of IIJ. "In this changing environment, we believe that IIJ's advanced technology differentiate us from our competitors, and we have been working to expand our network solutions operations and customer base. In particular, IIJ's managed VAS services, which are meeting and beating several notable end-users' expectations, provide network operations management including internet security services, server outsourcing services, such as Mail Gateway, data center services, and network outsourcing services, such as our highly rated, SMF(4). We currently have more than 1,200 internet security service users and have taken on approximately 1,000 additional customer location sites for internet VPN multiple base network connectivity in 1Q04. IIJ's strategy to promote and expand our network solutions is bearing fruit and our profit base is steadily improving. In 2004, we will continue to pursue our ongoing strategy of strengthening profits in order to continue to be one of Japan's leading Internet network solution providers."
    "Typically, our first quarter sales, which are adversely affected by the seasonal variation of Japanese corporate IT investment, are the lowest of the year," said Akihisa Watai, IIJ's new CFO. "The quarter-over-quarter decrease in revenue in 1Q04 is consistent with that trend. However, our operating loss in 1Q04 has decreased dramatically as compared to 1Q03. This is evidenced by our ability to sustain a relatively high level of profitability in 1Q04, as we did in the two previous quarters. The results are in line with expectations and represent a very promising start for the year."
    "The sales of IIJ's managed VAS services are steadily increasing due to the continued introduction of high margin products to our large base of connectivity customers," continued Mr. Watai. "The cost of connectivity and VAS, including backbone costs, decreased over the last quarter. We expect this trend will continue in 2Q04. In our SI business, the sales of outsourced Internet service operations, which produce relatively stable income, are growing steadily. We expect operating positive income in 2Q04 to cover 1Q04 operating loss. We are aiming to be profitable at the operating and net income levels in FY2004, which is in line with our previously stated annual goals."

    1st Quarter FY2004 Financial Results

    Revenues

    Revenues in 1Q04 totaled JPY 8,675 million, an increase of 4.0% from JPY 8,344 million in 1Q03 and a decrease of 25.3% from JPY 11,617 million in 4Q03.
    Connectivity and VAS revenues were JPY 5,450 million in 1Q04, a decrease of 2.6% from JPY 5,596 million in 1Q03 and a decrease of 0.9% from JPY 5,499 million in 4Q03.
    Dedicated access service revenues were JPY 2,918 million in 1Q04, a decrease of 12.1% compared to 1Q03 and a decrease of 5.9% compared to 4Q03. IP Service revenues decreased by 10.1% in 1Q04 compared to 1Q03 and decreased by 5.9% compared to 4Q03, mainly due to the cancellation of service by a regional electric power company's telecom service arm. Broadband Services(5)revenues substantially increased by 33.3% compared to 1Q03 and increased by 5.5% compared to 4Q03. However, the increase did not offset the decreases in Limited Functionality Services(6) revenues, which decreased by 46.4% compared to 1Q03 and decreased by 17.1% compared to 4Q03 as a result of the shift to Broadband Services.
    Dial-up access service revenues were JPY 752 million in 1Q04, a decrease of 2.0% compared to 1Q03 and a decrease of 0.8% compared to 4Q03. The declining trend in dial-up access service was reduced due to the steady revenue growth of OEM services, including the CDN(7) ("Contents Delivery Network") platform and NTT's regional L-mode service, which increased by 23.9% compared to 1Q03 and increased by 3.0% compared to 4Q03.
    VAS revenues were JPY 1,187 million in 1Q04, an increase of 20.2% compared to 1Q03 and an increase of 7.5% compared to 4Q03. Internet Data Center service revenues increased by 10.5% compared to 1Q03 and by 15.2% compared to 4Q03, due to the increase of large-scale contracts for outsourcing services.
    Systems Integration revenues increased 11.9% to JPY 2,695 million in 1Q04 from JPY 2,408 million in 1Q03 and decreased 32.7% from JPY 4,001 million in 4Q03. The solid year-over-year growth reflects the growing demand for network services. The quarter-over-quarter decrease in SI revenues is due to seasonal variation within the SI business.
    Equipment sales revenues were JPY 531 million in 1Q04, an increase of 55.8% compared to 1Q03 and a decrease of 74.9% compared to 4Q03. The year-over-year growth reflects the growing demand for network services. The quarter-over-quarter decrease is due to seasonal variation.

    Cost and expenses

    Cost of revenues was JPY 7,443 million in 1Q04, a decrease of 5.4% compared to 1Q03 and a decrease of 24.9% compared to 4Q03.
    Cost of Connectivity and VAS revenues was JPY 4,811 million, a decrease of 8.1% compared to 1Q03 and almost flat compared to 4Q03. The gross-margin ratio for Connectivity and VAS in 1Q04 was 11.7%, compared to 6.5% in 1Q03 and 12.5% in 4Q03. The improvement in gross-margin compared to 1Q03 was the result of our continuous efforts to reduce backbone costs. Backbone costs were JPY 985 million in 1Q04, a decrease of 25.3% compared to 1Q03 and a decrease of 7.7% compared to 4Q03, which reflect the benefits of our on-going efforts to optimize our network. The gross-margin ratio slightly decreased from 4Q03 to 1Q04 due to the increase in personnel expense in our engineering division.
    Cost of SI service revenues was JPY 2,157 million in 1Q04, a decrease of 7.2% compared to 1Q03 and a decrease of 29.4% compared to 4Q03. The gross margin for SI was 20.0% in 1Q04 compared to 3.5% in 1Q03 and 23.7% in 4Q03. The year-over-year improvement in gross-margin was due to improving profitability of SI development contracts and the steady increase in operation and maintenance revenues.
    Sales and marketing expenses were JPY 663 million in 1Q04, a decrease of 31.9% compared to 1Q03 and a decrease of 12.3% compared to 4Q03. The year-over-year decrease was mainly due to the absence of bad debt expenses for Crosswave, which had amounted to JPY 146 million in 1Q03.
    General and administrative expenses were JPY 621 million in 1Q04, an increase of 1.4% compared to 1Q03 and an increase of 19.8% compared to 4Q03. The 1Q04 expenses included the newly introduced uniform enterprise tax, which amounted to JPY 25 million, and the loss on the disposal of fixed assets, which amounted to JPY 33 million. 1Q03 expenses include costs associate with the move to the new head office, which amounted to JPY 70 million.

    Operating income (loss)

    Operating loss was JPY 100 million in 1Q04, compared to an operating loss of JPY 1,206 million in 1Q03 and operating income of JPY 350 million in 4Q03. The improvement from 1Q03 is mainly due to increased profitability in Connectivity and SI services, and the absence of bad debt expense attributable to Crosswave. In spite of the substantial seasonal decrease in SI revenues, we reduced operating loss in 1Q04 as was expected.
    Other expenses for 1Q04 were JPY 151 million, compared to JPY 204 million in 1Q03 and JPY 226 million in 4Q03. Other expenses for 1Q04 included a JPY 48 million gain on the sale of an equity investment.
    Income tax benefit for 1Q04 was JPY 1,657 million, compared to JPY 390 million in 1Q03 and JPY 891 million in 4Q03. The increases as compared to 1Q03 and 4Q03 are due to a decrease in the valuation allowance for deferred tax assets attributable primarily to the income tax effect of increasing unrealized gains on certain available-for-sale securities during the quarter.
    Equity in net loss of equity method investees amounted to a loss of JPY 11 million in 1Q04, compared to JPY 1,709 million in 1Q03 and JPY 189 million in 4Q03.
    Net income (loss) was JPY 1,434 million in 1Q04, compared to a net loss of JPY 2,475 million in 1Q03 and net income of JPY 669 million in 4Q03. The improvement in net income reflects the improvement in operating income and the income tax benefit due to the effect of increases in unrealized gains on certain available-for-sale securities during the quarter. Basic net income per ADS equivalent was JPY 18.72 in 1Q04, compared to a net loss of JPY 54.72 in 1Q03 and a net income of JPY 8.73 in 4Q03.




Table 1. Revenues and Cost of Connectivity and Value-added
Services (JPY in millions)


                                                    YoY          QoQ
                                       1Q04  1Q03    %     4Q03   %
                                                   change       change
----------------------------------------------------------------------
Connectivity Service Revenues
----------------------------------------------------------------------
       IP Service (8)                 2,279 2,534 (10.1%)2,423  (5.9%)
----------------------------------------------------------------------
      Limited Functionality Services    275   513 (46.4%)  331 (17.1%)
----------------------------------------------------------------------
      Broadband Services (FTTH, ADSL)   364   274   33.3%  346    5.5%
======================================================================
Total Dedicated Access Service
 Revenues                             2,918 3,321 (12.1%)3,100  (5.9%)
======================================================================
Dial-up Access Service Revenues
----------------------------------------------------------------------
       Under IIJ brand (9)              509   571 (10.9%)  522  (2.5%)
----------------------------------------------------------------------
       OEM (10)                        243   196   23.9%  236    3.0%
======================================================================
Total Dial-up Service Revenues          752   767  (2.0%)  758  (0.8%)
======================================================================
Value-added Service Revenues          1,187   987   20.2%1,104    7.5%
----------------------------------------------------------------------
Other Revenues                          592   520   14.0%  537   10.4%
======================================================================
Total Connectivity and Value-added
 Service Revenues                     5,450 5,596  (2.6%)5,499  (0.9%)
----------------------------------------------------------------------
Cost of Connectivity and Value-added
 Services                             4,811 5,234  (8.1%)4,810    0.0%
----------------------------------------------------------------------
Backbone Cost (included in the cost of
 connectivity and value added
 services)                              985 1,318 (25.3%)1,067  (7.7%)
======================================================================
Gross Margin                            638   361   76.6%  689  (7.3%)
======================================================================
Gross Margin Ratio                     11.7%  6.5%        12.5%
======================================================================





Table 2. Number of Contracts for Connectivity Services and Total
Contracted Bandwidth


                                                1Q04    1Q03    4Q03
======================================================================
IP Service (Low Bandwidth: 64kbps-768kbps)         73     108      88
----------------------------------------------------------------------
IP Service (Medium Bandwidth:1Mbps-100Mbps)       638     503     606
----------------------------------------------------------------------
IP Service (High Bandwidth: over 100Mbps)(11)      35      26      35
----------------------------------------------------------------------
IIJ Data Center Connectivity Service              224     171     196
----------------------------------------------------------------------
IPv6 Service                                        6      12       9
----------------------------------------------------------------------
Limited Functionality Services                    421     791     504
----------------------------------------------------------------------
Broadband Services (FTTH, ADSL)                 6,679   4,265   5,788
======================================================================
      Total Dedicated Access Service Contracts  8,076   5,876   7,226
----------------------------------------------------------------------
Dial-up Access Services, under IIJ Brand       73,225  83,327  75,136
----------------------------------------------------------------------
Dial-up Access Services, OEM                  635,361 508,245 620,731
======================================================================
      Total Dial-up Access Service Contracts  708,586 591,572 695,867
======================================================================
      Total Contracted Bandwidth             95.6Gbps51.4Gbps80.1Gbps
======================================================================






Table 3. Cross-selling
                                                     YoY         QoQ
                                         1Q04 1Q03    %    4Q03   %
                                                    change      change
======================================================================
 Number of Customers to use both of
 Connectivity Service and Value-added
 Services in largest 1,000 customers
 only                                     823  823    0.0% 795    3.5%
======================================================================
                 VAS Cross-selling Rate  82.3% 82.3%      79.5%
======================================================================
Number of SI Customers to use
 Connectivity Service in largest 100 SI
 customers                                 66   75 (12.0%)  66    0.0%
======================================================================
                  SI Cross-selling Rate  66.0% 75.0%      66.0%
======================================================================





Table 4. Systems Integration and Equipment Sales (JPY in millions)


                                                    YoY          QoQ
                                       1Q04  1Q03    %     4Q03   %
                                                   change       change
----------------------------------------------------------------------
Systems Integration Revenues
----------------------------------------------------------------------
        Systems Integration Services  1,040 1,211 (14.1%)2,573 (59.6%)
----------------------------------------------------------------------
       Operational Outsource Service  1,655 1,197   38.3%1,428   15.8%
======================================================================
Systems Integration Revenues          2,695 2,408   11.9%4,001 (32.7%)
----------------------------------------------------------------------
Cost of Systems Integration           2,157 2,323  (7.2%)3,054 (29.4%)
======================================================================
Systems Integration Gross Margin        538    85  536.5%  947 (43.2%)
======================================================================
Systems Integration Gross Margin Ratio 20.0%  3.5%        23.7%
----------------------------------------------------------------------
Equipment Sales Revenues                531   341   55.8%2,117 (74.9%)
----------------------------------------------------------------------
Cost of Equipment Sales                 475   311   52.9%2,051 (76.8%)
======================================================================
Equipment Sales Gross Margin             55    30   86.2%   66 (16.5%)
======================================================================
Equipment Sales Gross Margin Ratio     10.4%  8.7%         3.1%
======================================================================





Table 5. Gross Margins



                                              1Q032Q03 3Q03 4Q03 1Q04
======================================================================
Connectivity and Value-added Services         6.5% 9.1%13.4%12.5%11.7%
----------------------------------------------------------------------
Systems Integration                           3.5%10.7%23.9%23.7%20.0%
----------------------------------------------------------------------
Equipment Sales                               8.7% 6.4% 5.5% 3.1%10.4%
======================================================================
                                    Total     5.7% 9.2%15.7%14.7%14.2%
======================================================================





Table 6. Other Financial Statistics (JPY in millions)


                                                   YoY           QoQ
                                      1Q04  1Q03    %     4Q03    %
                                                  Change       Change
======================================================================
Adjusted EBITDA(12)                    884  (243)(463.7%)1,358 (34.9%)
----------------------------------------------------------------------
 CAPEX, including capital leases(13)  1,300 1,421  (8.5%)1,014   28.2%
----------------------------------------------------------------------
Depreciation and amortization(14)     1,004   990   1.4% 1,030  (2.5%)
----------------------------------------------------------------------


    Reconciliation of Non-GAAP Financial Measures

    The following table summarizes the reconciliation of adjusted EBITDA to net income according to the consolidated statements of operations that are prepared in accordance with U.S. generally accepted accounting principles and presented in Appendix 1:




Table 7. Adjusted EBITDA (JPY in millions)



                                                  1Q04   1Q03   4Q03
======================================================================
Adjusted EBITDA                                     884   (243) 1,358
----------------------------------------------------------------------
 Depreciation and amortization(15)                 (984)  (963)(1,008)
----------------------------------------------------------------------
Operating income (loss)                            (100)(1,206)   350
======================================================================
Other expenses                                     (151)  (204)  (226)
----------------------------------------------------------------------
Income tax benefit                               (1,657)  (390)  (891)
----------------------------------------------------------------------
Minority interests in consolidated subsidiaries      39    254   (157)
----------------------------------------------------------------------
Equity in net loss of equity method investees       (11)(1,709)  (189)
======================================================================
Net income (loss)                                 1,434 (2,475)   669
----------------------------------------------------------------------


    The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment according to the consolidated statements of cash flows that are prepared and presented in accordance with U.S. generally accepted accounting principles in Appendix 3:




Table 8. CAPEX (JPY in millions)


                                                     1Q04  1Q03  4Q03
======================================================================
Capital expenditures                                1,300 1,421 1,014
----------------------------------------------------------------------
Acquisition of assets by entering into capital
 leases                                               977   487   778
----------------------------------------------------------------------
Purchase of property and equipment                    323   934   236
----------------------------------------------------------------------


    1st Quarter FY2004 Business Review

    Key Service Developments

    Enhancement of security solutions:

    In June 2004, IIJ Technology Inc. ("IIJ-Tech"), IIJ's 67.9% owned subsidiary, launched the Security Alert Service which provides security information customized to the architecture of customer systems. In an environment where new vulnerabilities and security holes are disclosed on an almost daily basis, the security professionals of IIJ-Tech are identifying issues that are directly related to our customer's system architecture. The Security Alert Service evaluates the security issues' impact, updates the customers in daily and monthly reports and provides information on how to take effective countermeasures.

    Auto ID:

    In July 2004, IIJ became a member in EPCglobal, the international standards body for network RFID system (Auto-ID) technology. EPCglobal was established in 2003 and is the world's largest such standards organization, with 191 member companies, including huge international distributors, such as Wal-Mart, Inc., as well as SI vendors, and telecommunication carriers. In addition to creating global standards, they issue and administer EPCs, which are identifiers recorded in RFID systems, and are driving the adoption of Auto-ID in the global market.

    Major Contracts

    Providing SMF to KCOM:

    In April 2004, IIJ's next generation network operation service, "IIJ SMF Service" was selected to be the platform for "KCOM SMF Service" by KCOM Corporation ("KCOM"). KCOM is a leading ISP and a group company of KDDI. By providing SMF to KCOM, IIJ has taken a further step to introducing this pioneering technology to other ISPs and System Integrators.

    Assisting Sharp in Constructing "BB Space Town":

    In May 2004, IIJ and IIJ-Tech announced that both companies will provide SMF and CDN JAPAN solution services to Sharp Corporation ("Sharp") for use in their broadband connectivity service, "BB Space Town", the latest addition to the Sharp Space Town series of services. BB Space Town will give users access to a plug-and-play network service that allows information devices to plug into a low-cost broadband network in a non-PC environment.

    Received mandate to renovate and operate Japan's Largest Campus Network, Rikkyo V-Campus:
    In May 2004, IIJ and IIJ-Tech successfully received a mandate to renovate and continue operating the Internet connectivity and campus IT infrastructure for "Rikkyo V-Campus", which is Rikkyo University's main campus network.

    Provided Downloading Environment for Online Game "Lineage II":
    IIJ provided the download environment for the commercial release of the online game "Lineage II" to be released by NC Japan K.K. on June 25, 2004.

    Licensed SMF to NESIC for its "SMF SETTERFREE" Service:
    In June 2004, IIJ has licensed SMF to NEC System Integration & Construction, Ltd. ("NESIC"), as the base system for "SMF SETTERFREE", the network management service that NESIC started to provide.

    Management Message/Webcast

    From August 11, IIJ will webcast its management message regarding the Company's results and outlook. For details, please access the following URL: http://www.iij.ad.jp/en/IR/

    About Internet Initiative Japan Inc.

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:
IIJI) is one of Japan's leading Internet-access and comprehensive network solutions providers. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. Services range from the delivery of new generation network services over an optical-fiber infrastructure that is optimized for data communications, to the construction of pan-Asian IP backbone networks. The company also offers high-quality systems integration and security services, Internet access, hosting/housing, and content design.

    Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2004 operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's expectation that net losses will continue or may increase; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; IIJ's ability to generate significant revenues from its other services such as systems integration; the ability to compete in a rapidly evolving and competitive marketplace; the impact of technological changes in its industry; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

    Tables to follow

    (3)This Overview and Business Outlook contains forward-looking statements and projections such as statements regarding FY2004 operating and net profitability that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, but are not limited to, the factors noted at the end of this release and to the risk factors and other information contained in IIJ's filings on Form 20-F and Form 6-K, as well as other filings and documents furnished to the Securities and Exchange Commission. IIJ plans to keep this press release publicly available on its Web site (www.iij.ad.jp), but may discontinue this practice at any time. IIJ intends to publish its next Overview and Business Outlook in its 2Q04 earnings release, presently scheduled for November 2004.
    (4) SMF ("SEIL Management Framework") is a network operating system that was introduced by IIJ in February 2003. By using it with the SEIL Series service router that was also developed by IIJ, this system provides the following functionality that enables customers to greatly reduce onsite engineering work and network administration costs.
    - "Plug-and-Join": SEIL Series service routers automatically configure themselves for all network functions. The customer only needs to distribute the routers to each location, connect it to the power plug and to the network.
    - "Service-on-Demand": All network functions can be easily added, changed, or deleted from a system on the network.
    - "Service Control": The status of SEIL Series routers at all customer locations can be monitored and operated 24 hours a day.
    (5)IIJ FiberAccess/F and IIJ DSL/F (shared access using NTT's Flet's ADSL and B Flet's for local access, maximum speed from 1.5Mbps to 100Mbps).
    (6)IIJ T1 Standard and IIJ Economy (local access not shared, limited on several functionality compared to IP Service such as number of IP addresses allocated, and fixed speed of 64kbps, 128kbps or 1.5Mbps).
    (7)CDN JAPAN is a platform developed for broadband content providers. It provides capabilities for distributing high-volume multi-media content, managing broadband user accounts, and protecting content against unauthorized use, without using the Internet.
    (8)Including IIJ Data Center Connectivity Service (local access not shared, and fixed speed from 64kbps to 1.2Gbps).
    (9)Services marketed and provided to corporate and individual customers under IIJ brand name (IIJ4U and IIJmio). Including contracts with options for FTTH and ADSL services.
    (10)Service marketing and provided as other companies' brand name
- Original Equipment Manufacturer ("OEM").
    (11)In IP Service over 100Mbps, we had 19 contracts for over 1Gbps in 1Q04. We had 9 contracts in 1Q03 and 16 contracts in 4Q03 for over 1Gbps.
    (12)Please refer to the Reconciliation of Non-GAAP Financial
Measures below.
    (13)Please refer to the Reconciliation of Non-GAAP Financial
Measures below.
    (14)Depreciation and amortization includes amortization of issuance cost of convertible notes.
    (15)Depreciation and amortization excludes amortization of issuance cost of convertible notes that was presented as other expenses.



Appendix 1

                    INTERNET INITIATIVE JAPAN INC.
          ---------------------------------------------------
           CONSOLIDATED STATEMENTS OF OPERATIONS(UNAUDITED)
          ---------------------------------------------------
           For the Three Months Ended Jun 30, 2004, Jun 30,
                         2003 and Mar 31, 2004
           (Expressed in Thousands of Japanese Yen (JPY) and
            U.S. Dollars (USD) Except for Per Share and ADS
                               Data) (1)

                                            Year-over-year Comparison

                                                Jun 30, 2004
                                           ---------------------------
                                                                % of
                                                               Total
                                           USD (1)     JPY    Revenues
                                           -------- ------- ----------
Revenues:
      Connectivity and value-added
       services:
      Dedicated access services             26,670  2,918,488    33.6%
      Dial-up access services                6,871    751,933     8.7
      Value-added services                  10,846  1,186,837    13.7
      Other                                  5,413    592,390     6.8
                                           -------- --------- --------
            Total connectivity and value-
             added services                 49,800  5,449,648    62.8

      Systems integration revenues          24,625  2,694,638    31.1
      Equipment sales                        4,849    530,621     6.1
                                           ------- ---------- --------
                       Total revenues      79,274  8,674,907   100.0
                                           ------- ---------- --------

Costs and expenses:
Cost of connectivity and value-added
 services                                   43,967  4,811,341    55.5
Cost of systems integration revenues        19,708  2,156,620    24.8
Cost of equipment sales                      4,345    475,466     5.5
                                           ------- ----------- -------
                              Total costs   68,020  7,443,427    85.8

Sales and marketing                          6,058    662,950     7.6
General and administrative                   5,672    620,651     7.2
Research and development                       442     48,368     0.6
                                           -------- ---------- -------
                Total costs and expenses    80,192  8,775,396   101.2

                                           -------- ----------- ------
Operating income(loss)                        (918)  (100,489)   (1.2)
                                           -------- ----------- ------

Other expenses                              (1,377)  (150,700)   (1.7)

                                           -------- ---------- -------
Income(Loss) before income tax benefit      (2,295)  (251,189)   (2.9)
                                           --------- ----------- -----

Income tax benefit                         (15,145)(1,657,335)  (19.1)
Minority interests in consolidated
 subsidiaries                                  358     39,184     0.4
Equity in net loss of equity method
 investees:
    Equity method net income(loss)            (101)   (10,995)   (0.1)
    Impairment loss on investment in and
     advances to Crosswave

                                           -------- ---------- -------
Net income(loss)                            13,107  1,434,335    16.5%
                                           ======= =========== =======

Basic Net Income(Loss) Per Share                       37,438
Basic Net Income(Loss) Per ADS Equivalent               18.72
Weighted Average Number of Shares                      38,312
Weighted Average Number of ADS Equivalents         76,623,702




                                                 Jun 30, 2003
                                           ---------------------------
                                                        % of
                                                       Total    YOY
                                               JPY    Revenues  Chg %
                                           -------- ----------- ------
Revenues:
      Connectivity and value-added
       services:
      Dedicated access services             3,321,229    39.8% (12.1%)
      Dial-up access services                 767,418     9.2    (2.0)
      Value-added services                    987,198    11.9    20.2
      Other                                   519,709     6.2    14.0
                                           ----------- -------- ------
            Total connectivity and value-
             added services                 5,595,554    67.1    (2.6)

      Systems integration revenues          2,407,923    28.8    11.9
      Equipment sales                         340,569     4.1    55.8
                                           ----------- -------- ------
                   Total revenues           8,344,046   100.0     4.0
                                           ----------- -------- ------

Costs and expenses:
Cost of connectivity and value-added
 services                                   5,234,158    62.7    (8.1)
Cost of systems integration revenues        2,323,392    27.9    (7.2)
Cost of equipment sales                       310,946     3.7    52.9
                                           ------------ ------- ------
                              Total costs   7,868,496    94.3    (5.4)

Sales and marketing                           973,054    11.7   (31.9)
General and administrative                    612,047     7.3     1.4
Research and development                       96,098     1.2   (49.7)
                                           ----------- ------- -------
                  Total costs and expenses  9,549,695   114.5    (8.1)

                                           ----------- ------- -------
Operating income(loss)                     (1,205,649)  (14.5)  (91.7)
                                           ----------- ------- -------

Other expenses                               (204,398)   (2.4)  (26.3)

                                           ----------- -------- ------
Income(Loss) before income tax benefit     (1,410,047)  (16.9)  (82.2)
                                           ----------- -------- ------

Income tax benefit                           (390,035)   (4.7)  324.9
Minority interests in consolidated
 subsidiaries                                 254,886     3.0   (84.6)
Equity in net loss of equity method
 investees:
    Equity method net income(loss)             10,559     0.1  (204.1)
    Impairment loss on investment in and
     advances to Crosswave                 (1,719,981)  (20.6)    0.0

                                           ----------- ------- -------
Net income(loss)                           (2,474,548) (29.7%)(158.0%)
                                           =========== ======= =======

Basic Net Income(Loss) Per Share             (109,440)
Basic Net Income(Loss) Per ADS Equivalent      (54.72)
Weighted Average Number of Shares              22,611
Weighted Average Number of ADS Equivalents 45,222,494



                                              Sequential Comparison
                                                   Mar 31,  2004
                                           --------------------------
                                                         % of
                                                        Total    QOQ
                                                JPY    Revenues Chg %
                                            --------------------------
Revenues:
      Connectivity and value-added services:
      Dedicated access services              3,100,452    26.7% (5.9%)
      Dial-up access services                  757,947     6.5   (0.8)
      Value-added services                   1,103,558     9.5    7.5
      Other                                    536,590     4.6   10.4
                                            ----------- ------- ------
            Total connectivity and value-
             added services                  5,498,547    47.3   (0.9)

      Systems integration revenues           4,001,449    34.5  (32.7)
      Equipment sales                        2,117,006    18.2  (74.9)
                                            --------------------------
                          Total revenues    11,617,002   100.0  (25.3)
                                            ----------- ------- ------

Costs and expenses:
Cost of connectivity and value-added
 services                                    4,809,831    41.4    0.0
Cost of systems integration revenues         3,053,962    26.3  (29.4)
Cost of equipment sales                      2,050,923    17.6  (76.8)
                                            -------------- ---- ------
                              Total costs    9,914,716    85.3  (24.9)

Sales and marketing                            755,928     6.5  (12.3)
General and administrative                     517,884     4.5   19.8
Research and development                        78,786     0.7  (38.6)
                                            -------------- ---- ------
                 Total costs and expenses   11,267,314    97.0  (22.1)

                                            ------------- ----- ------
Operating income(loss)                         349,688     3.0 (128.7)
                                            -------------- --- -------

Other expenses                                (226,045)   (1.9) (33.3)

                                            -------------- ---- ------
Income(Loss) before income tax benefit         123,643     1.1 (303.2)
                                            -------------- ---- ------

Income tax benefit                            (890,928)   (7.7)  86.0
Minority interests in consolidated
 subsidiaries                                 (157,295)   (1.4)(124.9)
Equity in net loss of equity method
 investees:
    Equity method net income(loss)            (188,577)   (1.6) (94.2)
    Impairment loss on investment in and
     advances to Crosswave

                                            -------------- -----------
Net income(loss)                               668,699     5.8% 114.5%
                                            ============= ============

Basic Net Income(Loss) Per Share                17,454
Basic Net Income(Loss) Per ADS Equivalent         8.73
Weighted Average Number of Shares               38,312
Weighted Average Number of ADS Equivalents  76,623,702

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Jun 30, 2004 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY109.43 =$1, the approximate rate of exchange on Jun 30, 2004.




Appendix 2

                    INTERNET INITIATIVE JAPAN INC.
                   ---------------------------------
                         CONSOLIDATED BALANCE
                           SHEETS(UNAUDITED)
                   ---------------------------------
                   As of Jun 30, 2004, Jun 30, 2003
                           and Mar 31, 2004
                      (Expressed in Thousands of
                      Japanese Yen (JPY) and U.S.
                          Dollars (USD)) (1)




                                                   Jun 30, 2004
                                           ---------------------------
                                            USD (1)     JPY       %
                                           -------- --------- --------
ASSETS
-------------------------------------------
Current Assets:
Cash and cash equivalent                     97,114  10,627,203  25.3%
Accounts receivable, net                     49,139   5,377,230  12.8
Inventories                                   3,778     413,477   1.0
Prepaid expenses                              8,518     932,097   2.2
Other current assets                          4,179     457,325   1.1

                                           --------- ----------- -----
            Total current assets            162,728  17,807,332  42.4

Investments in and Advances to Equity
 Method Investees                             7,031     769,363   1.8
Other Investments                           108,921  11,919,229  28.3
Property and Equipment, net                  78,290   8,567,329  20.4
Guarantee Deposits                           18,825   2,059,980   4.9
Other Assets                                  8,366     915,548   2.2

                                           --------- ---------- ------
            Total assets                    384,161  42,038,781 100.0%
                                           ======== =========== ======

LIABILITIES AND
-------------------------------------------
 SHAREHOLDERS' EQUITY(CAPITAL DEFICIENCY)
-------------------------------------------
Current Liabilities:
Short-term borrowings                        49,008   5,363,001  12.8%
Accounts payable                             34,307   3,754,214   8.9
Accrued expenses                              4,394     480,824   1.1
Other current liabilities                     6,656     728,386   1.7
Long-term borrowings-current portion         14,157   1,549,189   3.7
Convertible Notes                           101,325  11,088,000  26.4
Capital lease obligations-current portion    21,964   2,403,477   5.7

                                           --------- ----------- -----
            Total current liabilities       231,811  25,367,091  60.3

Long-term Borrowings                         20,747   2,270,366   5.4
Convertible Notes
Capital Lease Obligations-Noncurrent         28,547   3,123,878   7.4
Accrued Retirement and Pension Costs            814      89,037   0.2
Other Noncurrent Liabilities                  2,129     233,046   0.6

                                           --------- ----------- -----
            Total liabilities               284,048  31,083,418  73.9
                                           --------- ---------- ------

Minority Interest                             8,234     901,088   2.2
                                           --------- ----------- -----

Shareholders' Equity(Capital Deficiency):
Common stock                                125,792  13,765,372  32.7
Additional paid-in capital                  216,007  23,637,628  56.2
Accumulated deficit                        (304,817)(33,356,095)(79.3)
Accumulated other comprehensive income       55,299   6,051,370  14.4
Treasury stock                                 (402)    (44,000) (0.1)

                                           --------- ----------- -----
      Total shareholders'
      equity(capital deficiency)             91,879  10,054,275  23.9


   Total liabilities and                   -------- ----------- ------
   shareholders' equity(capital deficiency) 384,161  42,038,781 100.0%
                                           ======== =========== ======


                                  Jun 30, 2003          Mar 31, 2004
                                 -------------------------------------
                                     JPY        %       JPY        %
                                 ----------- -------- ------- --------
ASSETS
---------------------------------
Current Assets:
Cash and cash equivalent           2,819,007   10.2% 12,284,239  28.7%
Accounts receivable, net           5,889,315   21.3   8,994,156  21.1
Inventories                          347,971    1.3     438,435   1.0
Prepaid expenses                     845,908    3.1     557,703   1.3
Other current assets                 534,025    1.9     325,422   0.8

                                 ------------ -------- ---------- ----
            Total current assets  10,436,226   37.8  22,599,955  52.9

Investments in and Advances to
 Equity Method Investees           1,141,728    4.1     778,152   1.8
Other Investments                  3,967,719   14.4   7,931,893  18.6
Property and Equipment, net        9,244,442   33.5   8,601,905  20.1
Guarantee Deposits                 2,082,118    7.6   2,075,123   4.9
Other Assets                         714,367    2.6     749,897   1.7

                                 ----------- ------- --------- -------
            Total assets          27,586,600  100.0% 42,736,925 100.0%
                                 ============ ======= ========= ======

LIABILITIES AND
---------------------------------
  SHAREHOLDERS' EQUITY(CAPITAL
           DEFICIENCY)
---------------------------------
Current Liabilities:
Short-term borrowings              5,675,341   20.6%  6,564,093  15.4%
Accounts payable                   4,406,928   16.0   7,187,976  16.8
Accrued expenses                     537,236    1.9     454,366   1.1
Other current liabilities            542,538    1.9     483,925   1.1
Long-term borrowings-current
 portion                           1,545,452    5.6   1,548,246   3.6
Convertible Notes                                    11,832,000  27.7
Capital lease obligations-current
 portion                           2,677,038    9.7   2,387,754   5.6

                                 ------------- ----- ----------- -----
            Total current
             liabilities          15,384,533   55.7  30,458,360  71.3

Long-term Borrowings               3,419,555   12.4   2,308,019   5.4
Convertible Notes                 15,000,000   54.4
Capital Lease Obligations-
 Noncurrent                        3,407,735   12.3   2,880,298   6.7
Accrued Retirement and Pension
 Costs                                74,764    0.3      72,687   0.2
Other Noncurrent Liabilities         187,579    0.7     161,122   0.4

                                 ------------- ------ ---------- -----
            Total liabilities     37,474,166  135.8  35,880,486  84.0
                                 ------------ ------ ----------- -----

Minority Interest                    624,609    2.3     642,311   1.5
                                 ------------- ------ ---------- -----

Shareholders' Equity(Capital
 Deficiency):
Common stock                       7,765,048   28.2  13,765,372  32.2
Additional paid-in capital        17,751,065   64.3  23,637,628  55.3
Accumulated deficit              (37,159,839)(134.7)(34,790,430)(81.4)
Accumulated other comprehensive
 income                            1,131,644    4.1   3,645,558   8.5
Treasury stock                           (93)   0.0     (44,000) (0.1)

                                 ------------- ----- ----------- -----
            Total shareholders'
             equity(capital
             deficiency)         (10,512,175) (38.1)  6,214,128  14.5

            Total liabilities and
                                 ------------ ------ ----------- -----
    shareholders' equity(capital
                      deficiency) 27,586,600  100.0% 42,736,925 100.0%
                                 ============ ======= ========== =====

Note (1): The translation of Japanese yen amounts into US dollar amounts with respect to Jun 30, 2004 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY109.43 =$1, the approximate rate of exchange on Jun 30, 2004.





Appendix 3

                    INTERNET INITIATIVE JAPAN INC.
                --------------------------------------
                 CONDENSED CONSOLIDATED STATEMENTS OF
                         CASH FLOWS(UNAUDITED)
                --------------------------------------
                  For the Three Months Ended Jun 30,
                  2004, Jun 30, 2003 and Mar 31, 2004
                  (Expressed in Thousands of Japanese
                 Yen (JPY) and U.S. Dollars (USD))(1)



                                   Jun 30,         Jun 30,   Mar 31,
                                   2004             2003      2004
                             ----------------- ----------- -----------
                             USD (1)     JPY        JPY        JPY
                             ------- ---------- ---------- -----------
Operating Activities:
Net income (loss)             13,107  1,434,335 (2,474,548)   668,699
Depreciation and
 amortization                  9,176  1,004,170    990,190  1,030,162
Provision for
 doubtful accounts              (118)   (12,936)   149,378     27,587
Equity method net
 loss (income)                   101     10,995    (10,559)   188,577
Impairment loss on
 advances to
 Crosswave                         -          -  1,719,981          -
Minority interests in
 net income (loss) of
 consolidated subsidiaries      (358)   (39,184)  (254,886)   157,295
Foreign exchange
 losses (gains)                  (69)    (7,585)     3,245    (13,682)
Loss on retirement of
 convertible notes                48      5,195          -          -
Net losses on other
 investments                      25      2,749     37,572     42,352
Decrease (increase)
 in accounts receivable       33,148  3,627,399  4,229,010 (2,483,404)
Increase (decrease)
 in accounts payable         (28,281)(3,094,772)(3,671,049) 2,392,795
Decrease (increase)
 in inventories                  228     24,958     69,689   (245,201)
Deferred income taxes        (15,283)(1,672,424)  (395,698)  (904,221)
Other                         (2,331)  (255,036)   264,043    395,710
                             -------- ---------- ---------- ----------
Net cash provided by
 operating activities          9,393  1,027,864    656,368  1,256,669
                             -------- ---------- ---------- ----------

Investing Activities:
Purchase of property
 and equipment                (2,954)  (323,210)  (933,646)  (236,028)
Proceeds from sales
 of other investment             834     91,286     34,672     66,387
Advances to Crosswave              -          - (1,719,981)         -
Purchase of other
 investments                     (21)    (2,290)   (12,971)    (2,138)
Refund (payment) of
 guarantee deposits-
 net                             133     14,528    123,632       (576)
Other                            (44)    (4,851)        11     (3,778)
                             -------- ----------- --------- ----------
Net cash used in
 investing activities         (2,052)  (224,537)(2,508,283)  (176,133)
                             -------- ---------- ---------- ----------

Financing Activities:
Proceeds from long-
 term borrowings                   -          -          -    400,000
Repayments of long-
 term borrowings                (336)   (36,710)  (434,994)  (436,477)
Repurchase of
 convertible notes            (6,812)  (745,488)         -          -
Principal payments
 under capital leases         (6,114)  (669,047)  (697,830)  (692,467)
Net increase
 (decrease) in short-
 term borrowings             (10,976)(1,201,093)   851,742   (200,316)
Proceeds from
 issuance of common
 stock of a
 subsidiary                    1,724    188,632          -          -
Proceeds from
 issuance of common
 stock                             -          -  1,365,424          -
                             -------- ---------- ---------- ----------
Net cash provided by
 (used in) financing
 activities                  (22,514)(2,463,706) 1,084,342   (929,260)
                             -------- ---------- --------- -----------

Effect of Exchange Rate
 Changes on Cash                  30      3,343     (1,772)    (7,632)

                             -------- ---------- ----------- ---------
Net Increase (Decrease) in
 Cash and Cash Equivalents   (15,143)(1,657,036)  (769,345)   143,644
                             -------- ---------- ----------- ---------

Cash and Cash Equivalents,
 Beginning of Period         112,257 12,284,239  3,588,352 12,140,595

                             ------- ----------- ---------- ----------
Cash and Cash Equivalents,
 End of Period                97,114 10,627,203  2,819,007 12,284,239
                             ======= ========== ========== ===========



Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Jun 30, 2004 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY109.43 =$1, the approximate rate of exchange on Jun 30, 2004.

    CONTACT: IIJ Investor/Media Relations Office
             Taisuke Ono/Hiroaki Tsuno, +81-3-5259-6500 ir@iij.ad.jp

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Internet Initiative Japan Inc.




Date:  August 10, 2004             BY:  /s/  Koichi Suzuki
                                        ----------------------------------------
                                         Koichi Suzuki
                                         President, Chief Executive Officer and
                                         Representative Director